EXHIBIT 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter ended December 31, 2008

Q3 revenues grew by 35.5% year on year; sequential growth 6.8%

Bangalore, India – January 13, 2009

Highlights

Consolidated results for the quarter ended December 31, 2008

  Income was Rs. 5,786 crore for the quarter ended December 31, 2008; YoY growth was 35.5%
  Net profit after tax was Rs. 1,641* crore for the quarter ended December 31, 2008; YoY growth was 33.3%
  Earnings per share increased to Rs. 28.66* from Rs. 21.54 in the corresponding quarter in the previous year; YoY growth was 33.1%

* The net profit for the quarters ended December 31, 2008 and December 31,2007 includes a net tax reversal pertaining to earlier periods amounting to Rs. 62 crore and Rs. 50 crore respectively. Excluding this reversal, the earnings per share for the quarters ended December 31, 2008 and December 31, 2007 would have been Rs. 27.58 and Rs. 20.66 respectively, resulting in a YoY growth of 33.5%.
Others

  30 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,997 employees (net 2,772) for the quarter by Infosys and its subsidiaries
  1,03,078 employees as on December 31, 2008 for Infosys and its subsidiaries

“In a challenging environment, our focus is on creating value for clients, running an optimized business, and evolving our business model that will allow us to emerge stronger when the global economy starts recovering,” said S. Gopalakrishnan, CEO and Managing Director.

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2009 and for the fiscal year ending March 31, 2009, under Indian GAAP and International Financial Reporting Standards (IFRS), is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending March 31, 2009*

  Income is expected to be in the range of Rs. 5,494 crore and Rs. 5,699 crore; YoY growth of 21.0% – 25.5%
  Earnings per share is expected to be Rs. 26.49; YoY growth of 21.4%**

Fiscal year ending March 31, 2009*

  Income is expected to be in the range of Rs. 21,552 crore and Rs. 21,757 crore; YoY growth of 29.1% – 30.3%
  Earnings per share*** is expected to be Rs. 102.92; YoY growth of 26.2%

* Conversion 1 US$ = Rs. 48.71
** Including net tax reversal of Rs. 20 crore pertaining to earlier period for the quarter ended March 31, 2008. Excluding the tax reversal, the YOY growth is expected to be 23.4%
*** Including tax reversal pertaining to earlier periods of Rs. 93 crore in fiscal 2009 and Rs. 121 crore in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be Rs.101.30 for the year ending March 31, 2009; YoY growth of 27.6%

Outlook under IFRS#

Quarter ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 1,128 million and $ 1,170 million; YoY decline of 1.2% to growth of 2.5%; in constant currency, growth of 4.7% – 8.6%
  Consolidated earnings per American Depositary Share are expected to be $ 0.55; same as last year@

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.67 billion and $ 4.71 billion; YoY growth of 11.8% – 12.8%; in constant currency 15.6% – 17.6%
  Consolidated earnings per American Depositary Share@@ are expected to be $ 2.23; YoY growth of 9.9%

# Exchange rates considered for major global currencies: AUD / USD 0.69; GBP / USD 1.45; Euro / USD 1.41
@ Including tax reversal pertaining to earlier period of $ 5 million for the quarter ended March 31, 2008. Excluding the tax reversal, the YOY decline is expected to be 1.8%
@@ Including net tax reversal pertaining to earlier periods of $ 19 million in fiscal 2009 and $ 30 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be $ 2.20 for the year ending March 31, 2009; YoY growth of 11.1%

Awards and recognition

Industry leaders and customers commended Infosys’ endeavor to enhance customer experience and achieve organizational excellence.

We won the Outsourcing Institute and Vantage Partners’ first-ever customer relationship management award. We were recognized in the Most Admired Knowledge Enterprise (MAKE) study for our excellence in knowledge management through content sharing, collaboration and professional networking. NASSCOM acclaimed the best practices of Infosys Women’s Inclusivity Network (IWIN) to promote gender empowerment and leadership development.

Infosys’ solution won the Hitachi Data Systems Diamond Award for 'Best Virtualization Strategy', and the Platinum Award for 'Best Green Strategy for a Data Center'. Infosys is now a member of The Global Dow, an index that measures blue chips by size, reputation and importance.

Infosys BPO won the 2008 Six Sigma and Business Improvement Award for Organizational Business Improvement in Transactional Services at the third Annual Global Lean, Six Sigma & Business Improvement Summit, USA. Infosys BPO was also conferred the 'Group Excellence in Business Continuity Management' award at the second Asia Business Continuity Awards ceremony held in Singapore.

Expansion of services and significant projects

Infosys is increasingly focusing on value-based pricing models for its offerings. After the successful launch of our retail solution ShoppingTrip360, Infosys partnered with Bharti Airtel to provide a superior experience to customers of its Direct-To-Home TV service through Infosys’ Digital Convergence Platform.

Banking and Capital Markets continue to provide us significant projects. A leading bank engaged Infosys in multiple projects including customization of services, running targeted advertisement campaigns to improve cross-sell rates, and streamlining the company’s online product application process. A credit rating agency engaged Infosys to implement and support its CRM to analyze campaigns and segment its customers better. Infosys partnered with a financial information firm to accelerate its product innovation cycle. A financial services firm sought Infosys’ expertise for a multi-year governance, risk and compliance implementation program.

Customers across industries continue to repose trust in Infosys to improve their businesses and operations. An energy major sought Infosys’ help to transform its IT shared services organization supporting its oil, gas and power businesses across Europe, America, and Asia. A manufacturing firm chose Infosys to support its global sales and distribution SAP platform. An aircraft company engaged Infosys in software acceptance testing and quality measurements of its applications. An auto financial services firm consulted Infosys for setting up its Business Process Outsourcing office. A firm in the document management industry partnered with Infosys to address the performance and scalability of its data warehousing systems. Infosys' performance engineering services will address performance prediction, capacity planning, performance engineering and a governance framework for performance management. A high tech major engaged Infosys to implement a complex identity and access management platform.

Clients sought our engineering services. An aero-structures company engaged Infosys to design, develop and analyze aircraft structures. For an aerospace company, we are developing fuselage structures and for another, we are engineering aircraft structure, systems, interiors and wiring harness.

We continue to make inroads into new markets. Infosys will manage the transition of applications for an insurance and banking company that is restructuring its core systems to improve overall efficiency. A bank engaged Infosys to implement Microsoft CRM. A Middle Eastern company consulted Infosys to set up the business process of its insurance division which includes developing the company’s business requirements, detailed process maps, and planning for business analysis.

“On a constant currency basis, pricing declined by 1.8% during the quarter,” said S.D. Shibulal, Chief Operating Officer. “We are comfortable with the current pricing environment and believe that the pricing could get impacted if the situation worsens further.”

FinacleTM

With its transformational capabilities and wide array of modular solutions, FinacleTM, our universal banking solution, continues to see high traction with banks globally with a strong momentum in Europe, Middle East and Australia (EMEA) and The Americas. FinacleTM added six customers this quarter - two from EMEA and four from Asia Pacific (APAC). This includes one of the largest international banking groups in Central and Eastern Europe as well as the recently announced contract for Punjab National Bank’s six regional rural banks (RRBs). Seven banks went live on FinacleTM this quarter. This includes three each in EMEA and APAC and one from The Americas.

Infosys BPO

Infosys BPO is providing customer service support for order handling and resolution to a telecom company. A reinsurer is working with Infosys BPO to achieve a flexible business model for its premium accounting cash management operations.

Process innovation

During the quarter, Infosys applied for an aggregate of 25 patents in the U.S. and India. With this, Infosys has an aggregate of 196 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds and certificate of deposits, as on December 31, 2008 was Rs. 9,686 crore (Rs. 7,933 crore as on December 31, 2007).

“Our robust and flexible operating and financial models position us well in the current uncertain economic environment,” said V. Balakrishnan, Chief Financial Officer. “Our operating margins during the quarter increased primarily due to depreciation of rupee which was to some extent offset by the depreciation of other major currencies against the US dollar.”

Human resources

During the quarter, Infosys and its subsidiaries added 5,997 employees (gross). The net addition during the quarter was 2,772.

“We have seen a decline in attrition this quarter,” said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We have enhanced our investment in training and certification as part of our efforts to improve productivity and capability.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 103,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008 and September 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	December 31, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	16,832	13,204
	17,118	13,490
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,636	4,508
Less: Accumulated depreciation	2,152	1,837
Net book value	3,484	2,671
Add: Capital work-in-progress	847	1,260
	4,331	3,931
INVESTMENTS	1,184	964
DEFERRED TAX ASSETS	117	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,293	3,093
Cash and bank balances	7,854	6,429
Loans and advances	2,829	2,705
	13,976	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,869	1,483
Provisions	621	2,248
NET CURRENT ASSETS	11,486	8,496
	17,118	13,490
NOTE:
The audited Balance Sheet as at December 31, 2008 has been taken on record at the Board meeting held on January 13, 2009.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Income from software services and products	5,429	3,999	15,011	11,413
Software development expenses	2,915	2,219	8,276	6,504
GROSS PROFIT	2,514	1,780	6,735	4,909
Selling and marketing expenses	240	172	712	541
General and administration expenses	318	281	945	790
	558	453	1,657	1,331
OPERATING PROFIT BEFORE DEPRECIATION	1,956	1,327	5,078	3,578
Depreciation	169	138	485	404
OPERATING PROFIT BEFORE TAX	1,787	1,189	4,593	3,174
Other Income, net	48	152	256	550
Provision for investments	(2)	–	(2)	–
NET PROFIT BEFORE TAX	1,833	1,341	4,847	3,724
Provision for taxation	235	155	597	436
NET PROFIT AFTER TAX	1,598	1,186	4,250	3,288
Balance Brought Forward	8,624	6,545	6,642	4,844
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	8,624	6,545	6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION	10,222	7,731	10,891	8,132
Dividend
Interim	–	–	572	343
Final	–	–	–	–
Total dividend	–	–	572	343
Dividend tax	–	–	97	58
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	10,222	7,731	10,222	7,731
	10,222	7,731	10,891	8,132
EARNINGS PER SHARE Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	27.92	20.77	74.27	57.58
Diluted	27.89	20.70	74.13	57.38
Number of shares used in computing earnings per share
Basic	57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Diluted	57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538
Total Public Shareholding @
Number of shares	36,87,28,400	36,77,38,769	36,87,28,400	36,78,42,758
Percentage of shareholding	64.39	64.34	64.39	64.31
NOTE:
  The audited Profit & Loss Account for the quarter ended December 31, 2008 has been taken on record at the Board meeting held on January 13, 2009
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore
Consolidated Balance Sheet as at	December 31, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	17,230	13,509
	17,516	13,795
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	6,712	5,439
Less: Accumulated depreciation	2,359	1,986
Net book value	4,353	3,453
Add: Capital work-in-progress	919	1,324
	5,272	4,777
INVESTMENTS	198	72
DEFERRED TAX ASSETS	138	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,510	3,297
Cash and bank balances	8,463	6,950
Loans and advances	2,924	2,771
	14,897	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,343	1,912
Provisions	646	2,279
NET CURRENT ASSETS	11,908	8,827
	17,516	13,795
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at December 31, 2008 has been taken on record at the Board meeting held on January 13, 2009.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Income from software services and products	5,786	4,271	16,058	12,150
Software development expenses	3,075	2,325	8,720	6,725
GROSS PROFIT	2,711	1,946	7,338	5,425
Selling and marketing expenses	274	205	834	693
General and administration expenses	406	349	1,200	972
	680	554	2,034	1,665
OPERATING PROFIT BEFORE DEPRECIATION	2,031	1,392	5,304	3,760
Depreciation	187	153	533	441
OPERATING PROFIT BEFORE TAX	1,844	1,239	4,771	3,319
Other income, net	40	158	223	565
Provision for investments	(2)	–	(2)	–
NET PROFIT BEFORE TAX	1,882	1,397	4,992	3,884
Provision for taxation	241	166	617	474
NET PROFIT AFTER TAX	1,641	1,231	4,375	3,410
Balance Brought Forward	8,892	6,719	6,828	4,941
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	8,892	6,719	6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION	10,533	7,950	11,202	8,351
Dividend
Interim	–	–	572	343
Final	–	–	–	–
Total dividend	–	–	572	343
Dividend tax	–	–	97	58
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	10,533	7,950	10,533	7,950
	10,533	7,950	11,202	8,351
EARNINGS PER SHARE
Equity shares of par value Rs. 5/– each
Before Exceptional Items
Basic	28.66	21.54	76.44	59.70
Diluted	28.63	21.47	76.30	59.49
Number of shares used in computing earnings per share
Basic	57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Diluted	57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538
Total Public Shareholding @
Number of shares	36,87,28,400	36,77,38,769	36,87,28,400	36,78,42,758
Percentage of shareholding	64.39	64.34	64.39	64.31
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)